                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

     /X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

     For the fiscal year ended December 30, 2001

                                       or

     / / Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934
(No fee required)

     For the transition period from                to
                                    --------------    -----------------

     Commission file number 1-15827


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             Visteon Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Visteon Corporation
                              5500 Auto Club Drive
                            Dearborn, Michigan 48126


                              REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SCHEDULES.

     Report of Independent Accountants.

     Statement of Net Assets Available for Benefits as of December 30, 2001 and 2000.

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 30, 2001 and the Six-Month Period Ended December 30, 2000.

     Schedule of Assets (Held at End of Year) as of December 30, 2001 and 2000.

     Schedule of Reportable Transactions for the Year Ended December 30, 2001 and Six-Month Period Ended December 30, 2000.

EXHIBIT Consent of Independent Auditors.



                                      11K-1

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         VISTEON INVESTMENT PLAN


Date:  June 26, 2002                     By /s/ Robert H. Marcin
                                            ------------------------------------

                                             Robert H. Marcin
                                             Chairman, Visteon Investment Plan
                                             Administrative Committee




                                     11K-2

VISTEON INVESTMENT PLAN
CONTENTS
--------------------------------------------------------------------------------

                                                                                     PAGE(S)

REPORT OF INDEPENDENT ACCOUNTANTS..........................................................1


FINANCIAL STATEMENTS
Statement of Net Assets Available for Benefits as of
 December 30, 2001 and 2000................................................................2

Statement of Changes in Net Assets Available for Benefits for the
 Year Ended December 30, 2001 and the Six-Month Period Ended December 30, 2000.............3

Notes to Financial Statements...........................................................4-10


ADDITIONAL INFORMATION
Schedule I -- Schedule of Assets (Held at End of Year)
 as of December 30, 2000...............................................................11-12

Schedule II -- Schedule of Assets (Held at End of Year)
 as of December 30, 2001...............................................................13-14

Schedule III -- Schedule of Reportable Transactions for the
 Six-Month Period Ended December 30, 2000.................................................15

Schedule IV -- Schedule of Reportable Transactions for the
 Year Ended December 30, 2001.............................................................16

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Visteon Investment Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Visteon Investment Plan (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 30, 2001 and six-month period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, an evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Schedules of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Detroit, Michigan
June 26, 2002

VISTEON INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 2001 AND 2000
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                    2001             2000
ASSETS
Investments, at fair value                        $ 237,768        $ 139,253
Loans to participants                                 4,158            2,832
                                                  ---------        ---------

    Net assets available for benefits             $ 241,926        $ 142,085
                                                  =========        =========


The accompanying notes are an integral part of the financial statements.

VISTEON INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2001 AND THE
SIX-MONTH PERIOD ENDED DECEMBER 30, 2000
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                         PARTICIPANT-
                                                                        DIRECTED FUNDS
                                                                       2001         2000

ADDITIONS
Additions to net assets attributed to
    Net appreciation (depreciation) in fair value of investments   $  (8,427)   $  (8,053)
    Interest and dividend income                                       4,344        3,557
                                                                   ---------    ---------
                                                                      (4,083)      (4,496)
    Contributions
      Employee contributions                                          72,921       34,181
      Company matching                                                32,245       15,692
                                                                   ---------    ---------
                                                                     105,166       49,873
    Other additions
      Loan repayment (interest)                                          295            5
      Transfers in and rollovers from other plans                      6,174       96,833
                                                                   ---------    ---------
                                                                       6,469       96,838
                                                                   ---------    ---------
        Total additions                                              107,552      142,215
DEDUCTIONS
Deductions from net assets attributed to
    Withdrawal of participants' accounts                              (7,526)        (106)
    Administrative expenses and miscellaneous                           (185)         (24)
                                                                   ---------    ---------
        Total deductions                                              (7,711)        (130)
                                                                   ---------    ---------
        Net increase                                                  99,841      142,085
                                                                   ---------    ---------
Net assets available for benefits
    Beginning of year                                                142,085         --
                                                                   ---------    ---------

    End of year                                                    $ 241,926    $ 142,085
                                                                   =========    =========


The accompanying notes are an integral part of the financial statements.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
--------------------------------------------------------------------------------

  1.   DESCRIPTION OF THE PLAN

       The following description of the Visteon Investment Plan (the "Plan") provides only general information. The Plan was established effective July 1, 2000. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan document. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       Visteon Corporation ("Visteon") was established as a wholly-owned subsidiary of Ford Motor Company in January 2000. On June 28, 2000, Ford spun-off Visteon. Subsequently, all active employees of Visteon who had an account balance in the Ford Savings and Stock Investment Plan ("SSIP") were given the opportunity to elect to transfer their total account balances to the Plan.

       TYPE AND PURPOSE OF THE PLAN
       The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Visteon and to provide them with an opportunity to become stockholders of Visteon. The Plan includes provisions for voting shares of Visteon stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") applicable to defined contribution pension plans.

       ELIGIBILITY
       Regular full-time salaried employees are eligible to participate in the Plan beginning on the first day of the second month following their date of hire, with certain exceptions. Certain other supplemental employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

       CONTRIBUTIONS
       Under the Plan, and subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"), participants may elect to contribute up to 25% of their eligible wages. Participants may also elect to reduce their benefits under the Flexible Compensation Account program ("Flex Dollars").

       Effective July 1, 2000, Visteon began making company matching contributions at a rate of $0.60 for each dollar of employee contributions, up to a maximum of 10% of participants' base pay. Flex Dollar contributions are not eligible for company matching contributions. Employees with one year of service are eligible to receive company matching contributions. All company matching contributions are made initially in the Visteon Stock Fund.

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contributions and allocations of (a) company matching contributions, (b) plan earnings and (c) certain fund expenses. Allocations are based on participant earnings or account balances. Under the Plan, certain funds will charge a fee on short term transfers which is paid from the participant's account. The benefit to which a participant is entitled is determined from the participant's vested account.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
--------------------------------------------------------------------------------


  1.   DESCRIPTION OF THE PLAN (CONTINUED)

       VESTING
       Participants are immediately vested in their contributions and actual earnings thereon, regardless of length of service. A participant becomes 100% vested in company matching contributions and earnings thereon after completion of five years of credited service or upon retirement, total and permanent disability, or death.

       DISTRIBUTIONS
       Distributions of benefits shall be made upon the occurrence of any one of the following:

          -     Retirement of the participant at age 65;
          -     Deferred retirement of the participant beyond age 65;
          -     In-service withdrawal of participant beyond age 59 1/2;
          -     Total and permanent disability of the participant;
          -     Death of the participant; or
          -     Termination of employment

       Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, or disability are paid in a lump sum or through installments payable monthly, quarterly, semi-annually or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or in the event employment termination occurred until age 70 1/2.

       INVESTMENT OPTIONS AND PARTICIPATION
       Participant contributions are invested in accordance with the participant's election in one or more of several investment options available in the Plan.

       The Visteon Stock Fund is a unitized stock fund investment in Visteon common stock with a portion of the fund's assets invested in short-term investments.

       The Managed Income Portfolio II is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans composed of high quality, fixed-income investments. The Portfolio may also purchase investment contracts issued by the insurance companies or banks. Exposure to any single issuer is capped at 5%. The Portfolio purchases money market units to provide daily liquidity.

       The Common Stock Fund is broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

       The Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation. The fund invests in securities of domestic, foreign, and multinational issuers, however not more than 40% of the fund's assets may be invested in companies operating exclusively in any one foreign country.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
--------------------------------------------------------------------------------



  1.   DESCRIPTION OF THE PLAN (CONTINUED)

       INVESTMENT OPTIONS AND PARTICIPATION (CONTINUED)
       The Fidelity Growth Company Fund is a growth mutual fund that seeks capital appreciation. The fund invests in securities of domestic and foreign issuers and seeks to invest in companies that it believes have above-average growth potential.

       Details of investments held as of December 30, 2001 and 2000 are set forth in Schedule of Assets (Held at End of Year).

       TRANSFER OF ASSETS
       The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers to T. Rowe Funds and Scudder Funds. Transfers of matching contributions from the Visteon Stock Fund are allowed once the Participant is vested.

       PARTICIPANT LOANS (NOT IN THOUSANDS)
       Participants may borrow from the Plan in amounts beginning with a minimum amount of $1,000, up to a maximum amount not to exceed the lesser of: (a) $50,000, or (b) 50% of their vested account balances, at an interest rate equal to the annual prime rate as published by the Wall Street Journal. Repayment of any loan is made through employee payroll deductions not less frequently than once per calendar quarter.

       FORFEITURES AND PLAN ADMINISTRATION EXPENSES
       The Plan permits Visteon to use assets forfeited by participants to pay plan administrative expenses. To the extent that forfeited assets are not available to pay certain administrative expenses, Visteon pays such expenses. At December 30, 2001 and 2000, forfeited nonvested accounts totaled approximately $79 and $10, respectively.

       ADMINISTRATION
       The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of the Plan participants and their beneficiaries, subject to the specific terms of the Plan. Assets of the Plan and related investments are administered by Fidelity Investments (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and the distribute benefits to participants. The Trustee is also responsible for daily administration of Plan activity.

       EMPLOYEE STOCK OWNERSHIP PLAN
       The Plan operates, in part, as an employee stock ownership plan ("ESOP") and is designed to comply with Code Section 4975(e)(7) and the regulations thereunder, and is subject to the applicable provisions of ERISA.

       Visteon contributes its company matching contributions in Visteon stock to the ESOP.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
--------------------------------------------------------------------------------


  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan investments are stated as determined by the Trustee. Purchases and sales are recorded on the trade-date basis.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       CONTRIBUTIONS
       Contributions to the Plan from employees and from Visteon and participating subsidiaries, as defined in the Plan, are recorded in the period that payroll deductions are made from Plan participants.

       TRANSFERS AND ROLLOVERS
       As of December 30, 2000, the net assets available for benefits includes approximately $95,081 of transfers from Ford SSIP participants that elected to transfer their account balances to the Plan and $1,752 of transfers and rollovers from other plans.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

       USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES
       The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
--------------------------------------------------------------------------------


  3.   MASTER TRUST

       All assets of the Plan are held by the Visteon Corporation Master Trust (the "Master Trust"). The Visteon Investment Savings Plan for Hourly Employees also has all of its investments in the Master Trust. A summary of the Master Trust as of December 30, 2001 and 2000 is as follows:

                                                 2001        2000

       Investments, at fair value
           Common stock fund                   $ 57,384   $ 17,565
           Common and commingled trust funds     63,371     43,509
           Mutual funds                         117,155     78,180
                                               --------   --------
             Total investments                  237,910    139,254
       Loans                                      4,158      2,832
                                               --------   --------

             Total assets                      $242,068   $142,086
                                               ========   ========

       Interest and dividend income of the Master Trust for the year ended December 30, 2001 and six-month period ended December 30, 2000 was $4,346 and $3,557, respectively.

       The net appreciation (depreciation) in fair value of Master Trust investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. During the year ended December 30, 2001 and six-month period ended December 30, 2000 investments depreciated as follows:

                                                 2001                2000

       Mutual funds                           $(11,820)           $ (4,054)
       Common stock fund                         4,426              (3,861)
       Common and commingled trust funds        (1,033)               (138)
                                              --------            --------

                                              $ (8,427)           $ (8,053)
                                              ========            ========

       The Plan investments and, in turn, the investments held by the Master Trust are generally directed by participants based on their elections. Allocation of the Master Trust to the participating plans as of December 30, 2001 and 2000 was as follows:

                                                                    2001       2000
       EIN 38-3519512, Plan 005 -
           Visteon Investment Savings Plan for Hourly Employees   $    142   $      1
       EIN 38-3519512, Plan 002 -
           Visteon Investment Plan                                 241,926    142,085
                                                                  --------   --------

                                                                  $242,068   $142,086
                                                                  ========   ========

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
--------------------------------------------------------------------------------



  4.   INVESTMENTS

       The following investments represent 5% or more of the Plan's net assets available for benefits.

                                                                              DECEMBER 30,
                                                                           2001       2000

       Common Stock Fund, 913,330 units                                         *   $  7,891
       Visteon Stock Fund, 6,452,155 and 2,466,993 units, respectively     57,360     17,565
       Fidelity Magellan Fund, 120,641 and 72,758 units, respectively      12,573      8,680
       Fidelity Contrafund, 144,837 units                                       *      7,122
       Fidelity Growth Company Fund, 262,548 and 150,631 units,
        respectively                                                       13,973     10,760
       Fidelity Managed Income Portfolio II, 50,633,185 and
        34,625,641 units, respectively                                     50,633     34,626
                                                                         --------   --------

                                                                         $134,539   $ 86,644
                                                                         ========   ========

       * Investment represents less than 5% of the Plan's net assets available for benefits.


       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consist of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments. During 2001 and 2000, the Plan's investments depreciated in value by $8,427 and $8,053, respectively as follows:


                                                     2001           2000
        Mutual funds                               $(11,818)      $ (4,054)
        Common stock fund                             4,424         (3,861)
        Common and commingled trust funds            (1,033)          (138)
                                                   ---------      ---------

                                                   $ (8,427)      $ (8,053)
                                                   ========       ========


  5.   RELATED PARTY TRANSACTIONS

       Participants have the option to invest in the Visteon Stock Fund, which consists of investments in Visteon common stock. These transactions are exempt transactions with a party-in-interest.

  6.   TAX STATUS

       A request was made on February 7, 2002 for favorable determination from the Internal Revenue Service ("IRS") for compliance with applicable sections of the Code. As of June 17, 2002, the IRS had not yet issued a favorable determination letter for the Plan.

       The Plan has been designed to be in compliance with applicable requirements of the Code. The Plan administrator and tax counsel believe that the Plan satisfies and is being operated in compliance with applicable provisions of the Code.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
--------------------------------------------------------------------------------


  7.   NONPARTICIPANT-DIRECTED INVESTMENTS

       The Visteon Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Visteon Stock Fund, these contributions and associated appreciation (depreciation), income and dividends are nonparticipant directed until amounts are vested according to the Plan's vesting provisions. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

                 SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS
                         DECEMBER 30, 2001 AND 2000


                                                      2001             2000

       Visteon Stock Fund                           $ 57,360         $ 17,565



          SUMMARY OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    FOR THE YEAR ENDED DECEMBER 30, 2001
                AND SIX-MONTH PERIOD ENDED DECEMBER 30, 2000

                                                                         2001            2000

      Net appreciation (depreciation) in fair value of investment      $  4,424        $ (3,861)
      Interest and dividend income                                          406              43
      Employee contributions                                              7,930           3,069
      Company matching contributions                                     32,245          15,692
      Loan repayment (interest)                                              45               -
      Net transfers and rollovers                                        (3,811)          2,635
      Withdrawals                                                        (1,444)            (13)
                                                                       --------        --------
            Net increase                                                 39,795          17,565
      Net assets available for benefits
          Beginning of year                                              17,565               -
                                                                       --------        --------

          End of year                                                  $ 57,360        $ 17,565
                                                                       ========        ========


  8.   PLAN TERMINATION

       Visteon, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to: (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Visteon Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.

  9.   SUBSEQUENT EVENT

       Effective January 1, 2002, Visteon suspended company matching contributions. Additionally, effective January 1, 2002, all participants became 100% vested in their company matching contributions.

VISTEON INVESTMENT PLAN                                               SCHEDULE I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2000
--------------------------------------------------------------------------------

(A)              (B)                                          (C)                                    (D)           (E)
                                                   DESCRIPTION OF INVESTMENT
         IDENTITY OF ISSUER,                       INCLUDING MATURITY DATE,
         LESSOR, BORROWER OR                     RATE OF INTEREST, COLLATERAL,                                   CURRENT
            SIMILAR PARTY                            PAR OR MATURITY VALUE                          COST**        VALUE
 *      Fidelity Investments           T. Rowe Price Spectrum Growth Fund, 9,175 units                         $  144,224
 *      Fidelity Investments           Scudder International Fund, 14,286 units                                   718,737
 *      Fidelity Investments           Domini Social Equity Fund, 2,087 units                                      72,134
 *      Fidelity Investments           T. Rowe Price Spectrum Income Fund, 19,815 units                           213,405
 *      Fidelity Investments           T. Rowe Price New Horizons Funds, 109,670 units                          2,620,007
 *      Fidelity Investments           Scudder Global Fund, 5,009 units                                           133,852
 *      Fidelity Investments           T. Rowe Price International Stock Fund, 66,399 units                       964,120
 *      Fidelity Investments           Scudder Global Discovery Fund, 26,462 units                                826,410
 *      Fidelity Investments           T. Rowe Price International Discovery Fund, 57,126 units                 1,453,867
 *      Fidelity Investments           Scudder Income Fund, 6,721 units                                            84,280
 *      Fidelity Investments           T. Rowe Price New Asia Fund, 74,379 units                                  513,213
 *      Fidelity Investments           Scudder Growth and Income Fund, 9,524 units                                230,014
 *      Fidelity Investments           T. Rowe Price High Yield Fund, 77,829 units                                540,130
 *      Fidelity Investments           Scudder Greater Europe Growth Fund, 44,144 units                         1,370,656
 *      Fidelity Investments           T. Rowe Price New Era Fund, 4,221 units                                    102,573
 *      Fidelity Investments           Scudder Japan Fund, 46,896 units                                           468,493
 *      Fidelity Investments           T. Rowe Price Latin America Fund, 25,292 units                             241,789
 *      Fidelity Investments           Vanguard LifeStrategy Conservative Growth Fund, 9,831 units                144,522
 *      Fidelity Investments           Vanguard LifeStrategy Moderate Growth Fund, 3,622 units                     62,447
 *      Fidelity Investments           Vanguard LifeStrategy Growth Fund, 11,806 units                            231,276
 *      Fidelity Investments           Vanguard 500 Index Fund, 52,921 units                                    6,448,985
 *      Fidelity Investments           Vanguard Value Index Fund, 34,058 units                                    778,910
 *      Fidelity Investments           Vanguard Growth Index Investment Fund, 168,884 units                     5,162,774
 *      Fidelity Investments           Vanguard Explorer Fund, 20,339 units                                     1,222,144
 *      Fidelity Investments           Vanguard International Value Fund, 7,000 units                             182,204
        Comerica Bank, N.A.            Common Stock Fund, 913,330 units                                         7,891,170
        Barclays Global Investors      Bond Fund, 92,532 units                                                    991,948
 *      Visteon Corporation            Visteon Stock Fund   2,466,993 units                                    17,564,988
 *      Fidelity Investments           Fidelity Funds, 37,537 units                                             1,229,728
 *      Fidelity Investments           Fidelity Puritan Fund, 17,315 units                                        326,033
 *      Fidelity Investments           Fidelity Trend Fund, 1,863 units                                           105,117
 *      Fidelity Investments           Fidelity Magellan Fund, 72,758 units                                     8,680,059
 *      Fidelity Investments           Fidelity Contrafund, 144,837 units                                       7,121,643
 *      Fidelity Investments           Fidelity Equity-Income Fund, 21,114 units                                1,128,113
 *      Fidelity Investments           Fidelity Growth Company Fund, 150,631 units                             10,759,546
 *      Fidelity Investments           Fidelity Investment Grade Bond Fund, 49,011 units                          350,920
 *      Fidelity Investments           Fidelity Growth and Income Portfolio, 89,965 units                       3,787,513
 *      Fidelity Investments           Fidelity Value Fund, 49,356 units                                        2,287,671
 *      Fidelity Investments           Fidelity Government Income Fund, 49,487 units                              488,442
 *      Fidelity Investments           Fidelity Independence Fund, 201,618 units                                4,437,605
 *      Fidelity Investments           Fidelity Overseas Fund, 24,601 units                                       845,541
 *      Fidelity Investments           Fidelity Europe Fund, 12,080 units                                         359,623
 *      Fidelity Investments           Fidelity Pacific Basin Fund, 20,487 units                                  354,217
 *      Fidelity Investments           Fidelity Real Estate Investment Portfolio Fund, 30,925 units               572,115
 *      Fidelity Investments           Fidelity Balanced Fund, 18,761 units                                       284,978
 *      Fidelity Investments           Fidelity International Growth and Income Fund, 9,718 units                 220,794
 *      Fidelity Investments           Fidelity Capital Appreciation Fund, 30,729 units                           683,097
 *      Fidelity Investments           Fidelity Canada Fund, 12,562 units                                         264,049
 *      Fidelity Investments           Fidelity Utilities Fund, 48,990 units                                      788,251
 *      Fidelity Investments           Fidelity Asset Manager, 23,658 units                                       397,921
 *      Fidelity Investments           Fidelity Worldwide Fund, 16,976 units                                      265,331

VISTEON INVESTMENT PLAN                                               SCHEDULE I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2000
--------------------------------------------------------------------------------

(A)            (B)                                      (C)                              (D)            (E)
                                             DESCRIPTION OF INVESTMENT
       IDENTITY OF ISSUER,                   INCLUDING MATURITY DATE,
       LESSOR, BORROWER OR                 RATE OF INTEREST, COLLATERAL,                              CURRENT
          SIMILAR PARTY                        PAR OR MATURITY VALUE                    COST**         VALUE
 *    Fidelity Investments      Fidelity Stock Selector, 33,380 units                                $     829,157
 *    Fidelity Investments      Fidelity Asset Manager Growth, 59,899 units                                953,001
 *    Fidelity Investments      Fidelity Asset Manager Income, 20,142 units                                236,271
 *    Fidelity Investments      Fidelity Dividend Growth Fund, 133,204 units                             3,990,796
 *    Fidelity Investments      Fidelity New Markets Income Fund, 45,878 units                             522,554
 *    Fidelity Investments      Fidelity Global Balanced Fund, 2,286 units                                  39,841
 *    Fidelity Investments      Fidelity Small Capital Selector Fund, 56,921 units                         923,826
 *    Fidelity Investments      Fidelity International Bond Fund, 1,753 units                               14,655
 *    Fidelity Investments      Fidelity Managed Income Portfolio II, 34,625,641 units                  34,625,641
      Participant loans         Outstanding Loan Balance                                                 2,831,650
                                                                                                     -------------

                                                                                                     $ 142,084,971
                                                                                                     =============

VISTEON INVESTMENT PLAN                                              SCHEDULE II
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2001
--------------------------------------------------------------------------------

(A)            (B)                                      (C)                                  (D)           (E)
                                             DESCRIPTION OF INVESTMENT
       IDENTITY OF ISSUER,                   INCLUDING MATURITY DATE,
       LESSOR, BORROWER OR                 RATE OF INTEREST, COLLATERAL,                                 CURRENT
          SIMILAR PARTY                        PAR OR MATURITY VALUE                        COST**         VALUE
 *    Fidelity Investments      T. Rowe Price Spectrum Growth Fund, 19,498 units                       $   274,335
 *    Fidelity Investments      Scudder International Fund, 20,275 units                                   743,296
 *    Fidelity Investments      Domini Social Equity Fund, 6,802 units                                     186,178
 *    Fidelity Investments      T. Rowe Price Spectrum Income Fund, 45,907 units                           486,616
 *    Fidelity Investments      T. Rowe Price New Horizons Funds, 136,774 units                          3,095,200
 *    Fidelity Investments      Scudder Global Fund, 7,603 units                                           165,065
 *    Fidelity Investments      T. Rowe Price International Stock Fund, 84,301 units                       926,464
 *    Fidelity Investments      Scudder Global Discovery Fund, 37,488 units                                878,347
 *    Fidelity Investments      T. Rowe Price International Discovery Fund, 68,958 units                 1,322,621
 *    Fidelity Investments      Scudder Income Fund, 18,165 units                                          227,427
 *    Fidelity Investments      T. Rowe Price New Asia Fund, 102,682 units                                 637,653
 *    Fidelity Investments      Scudder Growth and Income Fund, 18,062 units                               380,378
 *    Fidelity Investments      T. Rowe Price High Yield Fund, 110,612 units                               737,782
 *    Fidelity Investments      Scudder Greater Europe Growth Fund, 69,809 units                         1,605,607
 *    Fidelity Investments      T. Rowe Price New Era Fund, 14,497 units                                   322,409
 *    Fidelity Investments      Scudder Japan Fund, 84,215 units                                           558,348
 *    Fidelity Investments      T. Rowe Price Latin America Fund, 31,045 units                             284,684
 *    Fidelity Investments      Vanguard LifeStrategy Conservative Growth Fund,
                                 21,986 units                                                              309,128
 *    Fidelity Investments      Vanguard LifeStrategy Moderate Growth Fund, 13,538 units                   215,665
 *    Fidelity Investments      Vanguard LifeStrategy Growth Fund, 26,746 units                            466,185
 *    Fidelity Investments      Vanguard 500 Index Fund, 100,268 units                                  10,617,356
 *    Fidelity Investments      Vanguard Value Index Fund, 69,918 units                                  1,321,450
 *    Fidelity Investments      Vanguard Growth Index Investment Fund, 244,858 units                     6,466,693
 *    Fidelity Investments      Vanguard Explorer Fund,43,527 units                                      2,625,121
 *    Fidelity Investments      Vanguard International Value Fund, 10,213 units                            225,391
      Comerica Bank, N.A.       Common Stock Fund, 1,363,207 units                                      10,224,056
      Barclays Global Investors Bond Fund, 211,545 units                                                 2,466,609
 *    Visteon Corporation       Visteon Stock Fund   6,452,155 units                                    57,359,655
 *    Fidelity Investments      Fidelity Fund, 64,669 units                                              1,867,652
 *    Fidelity Investments      Fidelity Puritan Fund, 48,914 units                                        864,308
 *    Fidelity Investments      Fidelity Trend Fund, 4,252 units                                           208,494
 *    Fidelity Investments      Fidelity Magellan Fund, 120,641 units                                   12,573,229
 *    Fidelity Investments      Fidelity Contrafund, 213,453 units                                       9,129,403
 *    Fidelity Investments      Fidelity Equity-Income Fund, 43,865 units                                2,139,317
 *    Fidelity Investments      Fidelity Growth Company Fund, 262,548 units                             13,972,822
 *    Fidelity Investments      Fidelity Investment Grade Bond Fund, 318,503 units                       2,337,814
 *    Fidelity Investments      Fidelity Growth and Income Portfolio, 148,359 units                      5,545,646
 *    Fidelity Investments      Fidelity Value Fund, 70,263 units                                        3,619,225
 *    Fidelity Investments      Fidelity Government Income Fund, 190,322 units                           1,897,513
 *    Fidelity Investments      Fidelity Independence Fund, 236,798 units                                3,734,305
 *    Fidelity Investments      Fidelity Overseas Fund, 34,330 units                                       941,318
 *    Fidelity Investments      Fidelity Europe Fund, 21,095 units                                         522,321
 *    Fidelity Investments      Fidelity Pacific Basin Fund, 25,115 units                                  347,844

VISTEON INVESTMENT PLAN                                              SCHEDULE II
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2001
--------------------------------------------------------------------------------

(A)            (B)                                      (C)                              (D)            (E)
                                             DESCRIPTION OF INVESTMENT
       IDENTITY OF ISSUER,                   INCLUDING MATURITY DATE,
       LESSOR, BORROWER OR                 RATE OF INTEREST, COLLATERAL,                                CURRENT
          SIMILAR PARTY                        PAR OR MATURITY VALUE                    COST**           VALUE
 *    Fidelity Investments      Fidelity Real Estate Investment Portfolio Fund,
                                 80,046 units                                                        $   1,482,454
 *    Fidelity Investments      Fidelity Balanced Fund, 75,500 units                                     1,124,954
 *    Fidelity Investments      Fidelity International Growth and Income Fund,
                                 20,196 units                                                              378,879
 *    Fidelity Investments      Fidelity Capital Appreciation Fund, 60,492 units                         1,243,105
 *    Fidelity Investments      Fidelity Canada Fund, 13,386 units                                         253,928
 *    Fidelity Investments      Fidelity Utilities Fund, 72,280 units                                      975,051
 *    Fidelity Investments      Fidelity Asset Manager, 65,619 units                                     1,017,100
 *    Fidelity Investments      Fidelity Worldwide Fund, 38,738 units                                      567,900
 *    Fidelity Investments      Fidelity Stock Selector, 56,481 units                                    1,193,447
 *    Fidelity Investments      Fidelity Asset Manager Growth, 90,211 units                              1,293,621
 *    Fidelity Investments      Fidelity Asset Manager Income, 44,462 units                                503,758
 *    Fidelity Investments      Fidelity Dividend Growth Fund, 313,792 units                             8,889,737
 *    Fidelity Investments      Fidelity New Markets Income Fund, 99,471 units                           1,085,224
 *    Fidelity Investments      Fidelity Global Balanced Fund, 3,893 units                                  62,217
 *    Fidelity Investments      Fidelity Small Capital Selector Fund, 128,363 units                      2,156,495
 *    Fidelity Investments      Fidelity International Bond Fund, 9,490 units                               75,730
 *    Fidelity Investments      Fidelity Managed Income Portfolio II, 50,633,185 units                  50,633,185
      Participant loans         Outstanding Loan Balance                                                 4,157,801
                                                                                                     -------------

                                                                                                     $ 241,925,516
                                                                                                     =============

  *  Denotes party-in-interest
 **  Not required per Department of Labor reporting requirements.

VISTEON INVESTMENT PLAN                                             SCHEDULE III
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 30, 2000
--------------------------------------------------------------------------------

    IDENTITY OF                          DESCRIPTION                        PURCHASE           SELLING        LEASE
   PARTY INVOLVED                         OF ASSET                           PRICE              PRICE        RENTAL
REPORTING CRITERION I       Single transaction in excess of
                            five percent of current value of plan assets.

                            None.

REPORTING CRITERION II      Series of transactions in other
                            than securities in excess of five percent of
                            current value of plan assets.

                            None.

REPORTING CRITERION III     Series of transactions in
                            securities in excess of five percent of current
                            value of plan assets.

                            None.

REPORTING CRITERION IV      Single transactions with a nonregulated
                            entity in excess of five percent
                            of current value of plan assets

                            None.


    IDENTITY OF                 EXPENSES       COST OF         CURRENT VALUE      NET GAIN
   PARTY INVOLVED               INCURRED        ASSET             OF ASSET        OR (LOSS)
REPORTING CRITERION I




REPORTING CRITERION II





REPORTING CRITERION III





REPORTING CRITERION IV

VISTEON INVESTMENT PLAN                                             SCHEDULE IV
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 30, 2001
--------------------------------------------------------------------------------

    IDENTITY OF                          DESCRIPTION                        PURCHASE           SELLING        LEASE
   PARTY INVOLVED                         OF ASSET                           PRICE              PRICE        RENTAL
REPORTING CRITERION I       Single transaction in excess of
                            five percent of current value of plan assets.

                            None.

REPORTING CRITERION II      Series of transactions in other
                            than securities in excess of five percent of
                            current value of plan assets.

                            None.

REPORTING CRITERION III     Series of transactions in
                            securities in excess of five percent of current
                            value of plan assets.

                            None.

REPORTING CRITERION IV      Single transactions with a nonregulated
                            entity in excess of five percent
                            of current value of plan assets

                            None.


    IDENTITY OF                 EXPENSES       COST OF         CURRENT VALUE      NET GAIN
   PARTY INVOLVED               INCURRED        ASSET             OF ASSET        OR (LOSS)
REPORTING CRITERION I




REPORTING CRITERION II





REPORTING CRITERION III





REPORTING CRITERION IV

                                  EXHIBIT INDEX


Exhibit Number                   Exhibit Name
--------------                   ------------

     23              Consent of PricewaterhouseCoopers LLP